The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

VIA EDGAR

September 4, 2025

Abe Friedman

Lyn Shenk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549-0405

Re: The Chefs’ Warehouse, Inc.

Form 10-K for the Fiscal Year Ended December 27, 2024

Filed February 25, 2025

File No. 001-35249

Dear Mr. Friedman and Mr. Shenk:

On behalf of The Chefs’ Warehouse Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended December 27, 2024 filed with the Commission on February 25, 2025 (the “Form 10-K”) contained in your letter dated August 26, 2025 (the “Comment Letter”), I am submitting this letter containing responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response.

Form 10-K for Fiscal Year Ended December 27, 2024

Item 7. Management’s Discussion and Analysis

Results of Operations

Fiscal Year Ended December 27, 2024 Compared to Fiscal Year Ended December 29, 2023

Net Sales, page 37

1.	We note your disclosure quantifying percentage changes in metrics, such as “organic case count increased approximately 4.6% in our specialty category” and “specialty unique customers and placements increased 6.6% and 11.6%.” Providing these percentages without the underlying metrics does not provide sufficient context as to the significance of these factors on changes in your results. Please revise to quantify, in absolute dollars, the impact of factors to which changes are attributed.

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In response to the Staff’s comment, in future filings, the Company will expand its disclosure to quantify, in absolute dollars, the impact of the factors to which the change in net sales are attributed in future filings for inflation and volume metrics (case count and pounds). Additionally, the Company will expand its disclosure of performance indicators to include case count, pounds, unique customers and placements. While we believe the changes in unique customers and placements are important measures that provide greater context to our results and to the performance of our business, an absolute dollar value impact of these factors is not readily calculable. Specifically, in future filings, the Company would revise the disclosures of the 2024 Form 10-K to read as follows (new language underlined and in bold). For ease of review, the revisions related to comment #2 below are also included.

Performance Indicators

In assessing the performance of our business, our management team considers a variety of performance and financial measures. The key measures used by our management are discussed below.

•	Net sales growth. Our net sales growth is driven principally by changes in volume and, to a lesser degree, changes in price related to the impact of inflation in commodity prices and product mix. In particular, product cost inflation and deflation impact our results of operations and, depending on the amount of inflation or deflation, such impact may be material. For example, inflation may increase the dollar value of our sales, and deflation may cause the dollar value of our sales to fall despite our unit sales remaining constant or growing.

•	Gross profit and gross profit margin. Our gross profit and gross profit as a percentage of net sales, or gross profit margin, are driven principally by changes in volume and fluctuations in food and commodity prices and our ability to pass on any price increases to our customers in an inflationary environment and maintain or increase gross profit margin when our costs decline.

Inflation. The majority of our pricing is set at the time of order and we typically pass cost increases or decreases to our customers. Our ability to fully pass along cost changes and the timing of those changes can cause fluctuations in our gross profit margin. Also, some of our pricing to customers is based on a cost-plus methodology, which impacts gross profit margins in periods of cost inflation or deflation.

Product Mix. Our gross profit margin is also a function of the product mix of our net sales in any period. Given our wide selection of product categories, as well as the continuous introduction of new products, we can experience shifts in product sales mix that have an impact on net sales and gross profit margins. Product mix is most significantly impacted by the introduction of new product categories in markets that we have more recently entered and from acquisitions, as well as the continued growth in item penetration on higher velocity items such as dairy products.

•	Volume Measurements. In assessing our results, we utilize both total and organic growth, which excludes growth from an acquired business until it has been reflected in our results of operations for at least 12 months. We use case count as the volume measurement in our specialty product category and pounds sold as the volume measurement in our center-of-the-plate category.

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Case count. Case count represents the volume of specialty products sold to customers during a given time period. Case growth is calculated by dividing the change in case volumes sold by the number of cases sold in the prior period. We define a case as the lowest level of packaged products as received from our suppliers, with one case containing several individually packaged units of the same product. Where individual packaged units are sold separately, case volume is calculated using the case equivalent quantity sold.

Pounds sold. Pounds represent the volume of center-of-the-plate products sold to customers during a given time period. Pounds growth is calculated by dividing the change in pound volumes sold by the number of pounds sold in the prior period.

•	Other Performance Indicators. While case count is used for the volume measurement in the specialty category, we also disclose changes in specialty unique customers and specialty placements to provide additional context to our results and to the performance of our business. We define unique customers as the number of customers who purchase product in a given week. Each customer, regardless of the number of deliveries made during the week, is counted only once. Placements is the sum of the unique stock-keeping units (“SKUs”) sold per customer, also in a given week. Our customer count and placements measures are subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present these measures for historical periods reflecting these adjustments.

Net Sales

	2024	2023	$ Change	% Change
Net sales	$3,794,212	$3,433,763	$360,449	10.5%

Organic growth contributed $258.9 million, or 7.5%, to sales growth and the remaining growth of $101.6 million, or 3.0%, resulted from prior year acquisitions. Organic case count increased approximately 4.6%, in our specialty category, representing an increase in net sales of $95.3 million. In addition, specialty unique customers and placements increased 6.6% and 11.6%, respectively, compared to the prior year. Organic pounds sold in our center-of-the-plate category increased 3.3% compared to the prior year, representing an increase in net sales of $45.0 million. Estimated inflation increased sales by $72.2 million, or 3.5%, in our specialty category and by $40.8 million, or 3.0%, in our center-of-the-plate category compared to fiscal 2023.

Gross Profit

	2024	2023	$ Change	% Change
Gross profit	$914,147	$814,474	$99,673	12.2%
Gross profit margin	24.1%	23.7%

Gross profit dollars increased $86.8 million as a result of sales growth, with the remainder of the increase due to improved gross profit margin rates. Gross profit margin increased approximately 37 basis points due to sales growth combined with improved pricing methods and inventory management, as well as changes in volume mix between specialty and center-of-the-plate category sales. Gross profit margins increased 32 basis points in the Company’s specialty category, or $7.4 million, and increased 12 basis points in the Company’s center-of-the-plate category, or $1.8 million, compared to the prior year.

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Gross Profit, page 38

2.	You disclose “gross profit dollars increased primarily as a result of sales growth and price inflation.” Please revise to quantify the impact of these factors to your cost of sales and gross profit. Further, please expand your disclosure to discuss the extent to which inflationary costs are passed on to your customers. Refer to Item 303 of Regulation S-K and Section III.B of Release No. 33-8350 for guidance.

In response to the Staff’s comment, in future filings, the Company will quantify the impact of sales growth and gross margin percentage in its discussion of gross profit, as well as expand its disclosure to incorporate the extent to which inflationary costs are passed on to customers. Please refer to the response to comment #1 which reflects the revisions we would make to future filings in response to comment #2.

 Notes to Consolidated Financial Statements

Note 13 - Segment Information, page 71

3.	Please tell us your consideration of providing a reconciliation of your measure of profit or loss to your consolidated income before income taxes. Refer to ASC 280-10- 50-30(b).

In response to the Staff’s comment, in future filings, the Company will expand its disclosure to reference the consolidated statements of operations and comprehensive income for the reconciliation to consolidated income before income taxes. Specifically, in future filings, the Company would revise the disclosures in the table in Note 13 – Segment Information to the Consolidated Financial Statements in the Notes to Consolidated Financial Statements in the 2024 Form 10-K to read as follows (new language underlined and in bold). For ease of review, the revisions related to comment #4 below are also included.

The following table presents information about the Company’s foodservice distribution segment:

	Fiscal Years Ended
	December 27, 2024	December 29, 2023	December 30, 2022
Net sales (1):
United States	$3,454,355	$3,150,871	$2,535,671
International	339,857	282,892	77,728
Total net sales	$3,794,212	$3,433,763	$2,613,399
Less:
Cost of sales - non-production costs (2)	2,805,332	2,550,995	1,954,578
Cost of sales - food processing costs (3)(4)	74,733	68,294	40,185
Cost of sales	2,880,065	2,619,289	1,994,763
Gross profit	$914,147	$814,474	$618,636

(1)	The Company’s revenue is disaggregated by geographic area based on sales office location.
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(2)	Non-production costs represent the net purchase price paid for products sold, plus the cost of transportation necessary to bring the product to the Company’s distribution facilities. Non-production costs include purchase incentives and product purchase credits from certain vendors.
(3)	Food processing costs include but are not limited to, direct labor and benefits, applicable overhead and depreciation of equipment and facilities used in food processing activities.
(3)	Food processing costs included $1,240, $1,466 and $1,598 of depreciation expense for the fiscal years ended December 27, 2024, December 29, 2023 and December 30, 2022, respectively.

Refer to the consolidated statements of operations and comprehensive income for the reconciliation of consolidated gross profit, which is the Company’s segment measure of profit or loss, to consolidated income before income taxes.

4.	Please tell us your consideration of disclosing revenue attributed to your country of domicile, the United States, separately from all other countries. Refer to ASC 280-10- 50-41(a).

In response to the Staff’s comment, in future filings, the Company will expand its disclosure to include net sales attributed to the United States in the segment note. Additionally, the Company considers revenues from external customers attributed to an individual foreign country to be material when those revenues exceed 10% of consolidated revenue. The Company advises that no country outside of the United States had revenue greater than 10% of consolidated revenue for fiscal 2024, 2023 and 2022. If revenues from external customers attributed to an individual foreign country exceed 10% of consolidated revenue in future periods, the Company will disclose those revenues. Please refer to the response to comment #3 above which reflects the revisions we would make to future filings in response to comment #4.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (203) 894-1345 or tmccauley@chefswarehouse.com.

Very truly yours, /s/ Tim McCauley Tim McCauley Chief Accounting Officer

cc: James Leddy, Chief Financial Officer

Alexandros Aldous, General Counsel, Corporate Secretary & Chief Government Relations Officer

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